FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Webzen Inc. FY 2008 Q3 Earnings Results

2.	Earnings Report (Fair Disclosure)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	November 13, 2008	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

WEBZEN INC. 2008 Q3 EARNINGS RESULTS

2008 Q3 Results Summary
(Unit: KRW mm)
	2008 Q3	2008 Q2	QoQ	2007 Q3	YoY
Revenue	6,879	7,245	-5.1%	7,556	-9.0%
Operating Expenses	7,482	11,269	-33.6%	11,146	-32.9%
Operating Profit	-603	-4,024	85.0%	-3,590	83.2%
Ordinary Profit	1,988	-11,795	116.9%	-2,585	176.9%
Net Income	1,843	-11,981	115.4%	-3,265	156.4%

Revenue

During 3rd quarter, we recorded a 6.8 billion KRW revenue and 0.6 billion KRW operating loss.
Total operating expenses decreased  -33.6% to 7.4 billion KRW and, operating loss decreased to 0.6 billion won. Ordinary Profit increased to 1.9 billion KRW, and Net income was 1.8 billion KRW.

2008 Q3 Revenue Breakdown
(Unit: KRW mm)
	2008 Q3	2008 Q2	QoQ	2007 Q3	YoY
Revenue	6,879	7,245	-5.1%	7,556	-9.0%
Domestic	4,086	4,252	-3.9%	4,941	-17.3%
Overseas	2,739	2,971	-7.8%	2,614	4.8%
Other	54	21	150.4%	1	-

Domestic revenue decreased 3.9% to 4.0 billion KRW. With regular updates, MU and SUN have been showing signs of stabilization in Korea, and we will try to keep the revenue at the current level.
Overseas royalty decreased 7.8% to 2.7 billion KRW from previous quarter.

Domestic Revenue Breakdown
(Unit: KRW mm)
	2008 Q3	2008 Q2	QoQ	2007 Q3	YoY
MU	3,408	3,608	-5.6%	4,057	-16.0%
Individual	2,766	2,991	-7.5%	3,235	-14.5%
Internet Café	642	617	4.0%	822	-21.9%
SUN	678	644	5.3%	884	-23.3%
Individual	490	470	4.1%	530	-7.6%
Internet Café	188	174	8.4%	354	-46.8%
Total	4,086	4,252	-3.9%	4,941	-17.3%

MU individual revenue decreased 7.5% to 2.7 billion KRW and internet café revenue increased 4% to 0.64billion KRW.  SUN’s revenue, including internet café revenue, was 678 million KRW.
SUN internet café revenue and individual revenue were slightly increased.

Overseas Royalty Revenue Breakdown
(Unit: KRW mm)
	2008 Q3	2008 Q2	QoQ	2007 Q3	YoY
MU	915	774	18.2%	813	12.6%
China	58	89	-34.9%	123	-52.8%
Taiwan	153	121	26.8%	100	53.0%
Japan	523	461	13.5%	482	8.5%
Philippines	29	29	-1.8%	-	-
Vietnam	79	19	308.2%	40	96.5%
U.S	71	52	36.5%	14	410.1%
Singapore	3	2	1.1%	54	-95.3%
SUN	1,824	2,197	-17.0%	1,799	1.4%
Taiwan	61	61	0.7%	172	-64.3%
China	1,374	1,265	8.7%	1,627	-15.5%
Japan	388	872	-55.5%	2	19312.0%
Total	2,739	2,971	-7.8%	2,614	4.8%

MU’s overseas royalty revenue decreased 18.2% to 915 million won.
SUN’s overseas royalty revenue during 3rd quarter decreased 17% to 1.8 billion won.

Total Operating Costs
(Unit: KRW mm)
	2008 Q3	2008 Q2	QoQ	2007 Q3	YoY
Total Operating Costs	7,482	11,269	-33.6%	11,146	-32.9%
Labor Costs	2,847	5,744	-50.4%	5,645	-49.6%
Depreciation	290	310	-6.5%	450	-35.6%
Commission Paid	729	2,439	-70.1%	1,770	-58.8%
Marketing Expenses	1,752	582	201.1%	855	104.9%
Sales Commission	81	82	-1.6%	154	-47.6%
Other	1,783	2,113	-15.6%	2,272	-21.5%

Total Operating Expenses

Labor costs, which constitute about 30% of our total operating costs, decreased 50.4% to 2.8 billion KRW due to result of restructuring process.
As of end of 3rd quarter, our total headcount decreased to 338 from 348 end of 2nd quarter of 2008. Depreciation decreased 6.5% to 290 million KRW. Sales Commission decreased 1.6% to 81 million KRW. Commission paid decreased 70.1% to 729 million KRW. Other costs were 1.7 billion KRW.

Non-operating Items
(Unit: KRW mm)
	2008 Q3	2008 Q2	QoQ	2007 Q3	YoY
Non-Operating Income	2,591	-7,771	133.3%	1,005	157.8%
Interest Income	806	724	11.3%	894	-9.8%
Profit (Loss) on foreign exchange	2,387	710	236.4%	-30	-8057.7%
Gain on Equity method	-329	-955	65.6%	-829	-60.3%
Gain on disposal of marketable securities	2	0.6	304.8%	859	-99.7%
Impairment Losses on Intangible Assets in NOI	-	-7,740	-	-	-
Other	-276	-8,250	-96.7%	111	-348.6%

Interest income increased 11.3% to 806 million won and the decrease of loss in equity method of 329 million won. We recognized a 2.5 billion non-operating income during 3rd quarter of 2008 due to the increased on Profit on foreign exchange.
As of end of 3rd quarter of 2008, cash, cash equivalents, and marketable securities were 62.0 billion won.

Equity Method
(Unit: KRW mm)
	2008 Q3	2008 Q2	QoQ	2007 Q3	YoY
9Webzen	-121	-100	-20.4%	-59	69.9%
Webzen Taiwan	-1	-1	-1.1%	-1	-
Webzen China	0	-630	-	-212	197.1%
Webzen America	-207	-224	-7.5%	-557	-59.8%
Total	-329	-955	-65.6%	-829	15.2%

We recognized a 329 million KRW loss on equity method from our overseas subsidiaries.

Contacts:

Webzen Inc.
Daelim Acrotel Building, 9th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971

Donghoon Lee
Investor Relations
+ 82-2-3498-6818
Email: mpower@webzen.com

Forward-Looking Statements:

Certain statements in this document may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, to collect, and in a timely manner, license fees and royalty payments from or operate commercially successful online games; our ability to compete access technological developments in our industry; our ability to recruit and strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements reflect new, changing or unanticipated events or circumstances.

Earnings Report (Fair Disclosure)

※ The information contained in this report is estimated, it is subject to change according to actual settlement.
1. Business Result
1.Period
[2008 Q3
Current Period (Period Result) : 07/01/2008  ~09/30/2008
Current Period (Accumulated Result) : 01/01/2008  ~09/30/2008

[2008 Q2]
Preceding  Period (Period Result) : 04/01/2008  ~06/31/2008

[2007 Q3]
Corresponding  Period  of  The  Previous  Year(Period Result): 07/01/2007  ~09/30/2007
Corresponding  Period  of  The  Previous  Year(Accumulated Result): 01/01/2007  ~09/30/2007

(Unit : mil. KRW)		Current Period	Preceding Period	Amount Increased/ Decreased Compared to the Preceding Period (Increase/ Decrease Rate)	Corresponding Period of The Previous Year	Amount Increased/ Decreased Compared to the Corresponding Period of The Previous Year (Increase/ Decrease Rate)
Sales	Amount	6,879	7,245	-366 (-5.06)	7,556	-677 (-8.96)
	Accumulated Amount	21,270	-	-	21,252	19 (0.09)
Operating Income	Amount	-603	-4,024	Loss Decreased	-3,590	Loss Decreased
	Accumulated Amount	-8,395	-	-	-10,346	Loss Decreased
Profit from continuing operation before corporate income tax	Amount	1,988	-11,795	Turn a Profit	-2,585	Turn a Profit
	Accumulated Amount	-11,701	-	-	-9,458	Loss Increased
Net Income	Amount	1,843	-11,981	Turn a Profit	-3,265	Turn a Profit
	Accumulated Amount	-12,246	-	-	-11,609	Loss Increased
-		-	-	-	-	-
2.Selective Release		Information Providers		Webzen Inc.
		Intended Audience		Institutional and retail investors, analysts, media etc.
		(Scheduled) Time for Release of Information		11/13/2008
		Place		-

3.Contact Information	Person Responsible for Disclosure (Contact Information)	Hyung Cheol Kim, CFO
	Person in Charge of Disclosure (Contact Information)	Donghoon Lee, Manager of IR team
	Office in Charge (Contact Information)	Investor Relations (+82-2-3498-1600)
4. Other
- The financial results have been prepared on an unaudited basis, and may be subject to change during the independent auditing process.
- For more detail information will be released on the website (www.webzen.co.kr).